140 Scott Drive
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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
September 2, 2010	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

VIA EDGAR

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director Sebastian Gomez Abero, Staff Attorney

Re:	Corcept Therapeutics Incorporated Registration Statement on Form S-3 Filed August 19, 2010 File No. 333-168928

Dear Mr. Riedler:

On behalf of Corcept Therapeutics Incorporated (the “Company”), we confirm receipt of the letter dated August 25, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”). We are responding to the Staff’s single comment to revise the Company’s incorporation by reference section to specifically incorporate by reference the Annual Report on Form 10-K filed on March 26, 2010. The Company has revised its disclosure to specifically incorporate by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010. The Company is filing pre-effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement with this response letter in response to the Staff’s comment.

*     *     *     *

September 2, 2010

If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-4693.

Very truly yours,

/s/ Alan C. Mendelson

Alan C. Mendelson

of LATHAM & WATKINS LLP

cc:	Joseph K. Belanoff, M.D., Corcept Therapeutics Incorporated
Caroline Loewy, Corcept Therapeutics Incorporated
Anne LeDoux, Corcept Therapeutics Incorporated
Connie Y. Chen, Latham & Watkins LLP